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Kaitlin McGrath

kaitlin.mcgrath@dechert.com
+1 617 728 7116 Direct
+1 617 275 8395 Fax

April 10, 2018

David Orlic

Senior Counsel

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                 Prospectus and Statement of Additional Information (“SAI”) contained in Post-Effective Amendment No. 38 to the Registration Statement of Forethought Variable Insurance Trust (SEC File Nos. 333-189870 and 811-22865)

Dear Mr. Orlic:

This letter responds to comments provided in a March 23, 2017 telephone conference regarding the Prospectus and SAI contained in Post-Effective Amendment No. 38 to the Registration Statement of Forethought Variable Insurance Trust (the “Trust” or the “Registrant”), which was filed with the Securities and Exchange Commission (the “Commission” or “SEC”) on February 7, 2018 in connection with the annual update of the Registration Statement for each of Global Atlantic American Funds® Managed Risk Portfolio, Global Atlantic Balanced Managed Risk Portfolio, Global Atlantic BlackRock Global Allocation Managed Risk Portfolio, Global Atlantic Franklin Dividend and Income Managed Risk Portfolio (“Global Atlantic Franklin”), Global Atlantic Goldman Sachs Dynamic Trends Allocation Portfolio, Global Atlantic Growth Managed Risk Portfolio, Global Atlantic Moderate Growth Managed Risk Portfolio, Global Atlantic PIMCO Tactical Allocation Portfolio, Global Atlantic Select Advisor Managed Risk Portfolio and Global Atlantic Wellington Research Managed Risk Portfolio (“Global Atlantic Wellington”) (each, a “Portfolio” and together the “Portfolios”),  in order to make certain changes to the investment strategies and risks, investment sub-adviser and portfolio management disclosures for Global Atlantic Franklin, certain of which could be construed as material. The comments and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectus and SAI unless otherwise indicated.

Prospectus Comments

Portfolio-Specific Comments

1.	Comment:

The Item 4 Principal Investment Strategies section for Global Atlantic Franklin states that “[t]he fixed income sleeve of the Portfolio may invest in many different securities issued or guaranteed by the U.S. government or by non-U.S. governments or their respective agencies or instrumentalities, including mortgage-backed securities and inflation-indexed securities issued by the U.S. Treasury.” Please confirm the percentage of the Portfolio’s net assets that non-agency commercial mortgage-backed securities (“CMBS”) and residential mortgage-backed securities (“RMBS”) are expected to comprise. In addition, please confirm the percentage of securities in each such category that are expected to be rated below investment grade or unrated but of comparable quality.

Response:

Registrant confirms that non-agency mortgage-backed securities (“MBS”) are expected to comprise up to 20% of Global Atlantic Franklin’s fixed income sleeve, which amounts to about 4-5% of its overall portfolio. Of the 20%, CMBS and RMBS are each expected to comprise less than 10%. As of February 28, 2018, 1.12% was invested in CMBS and 9.59% was invested in RMBS. Registrant further confirms that 0% of the 1.12% invested in CMBS as of February 28, 2018 was below investment grade or unrated but of comparable quality and 4.11% of the 9.59% invested in RMBS as of February 28, 2018 was below investment grade or unrated but of comparable quality.

2.	Comment:

With respect to Global Atlantic Franklin, the Item 4 Principal Investment Strategies section states that “the use of…derivative transactions may allow the fixed income sleeve of the Portfolio to obtain net long or short exposures to select currencies, interest rates, countries, duration or credit risks.” Please clarify what is meant by “duration.” In addition, please consider including an example.

Response:

Registrant confirms that “duration” refers to interest rate sensitivity. The Portfolio may use derivatives, such as bond futures, to increase or decrease the Portfolio’s exposure to fixed income securities of certain durations. For example, the Portfolio may sell 10-year U.S. Treasury futures to hedge its duration exposure in the United States.

3.	Comment:	The Item 4 Principal Investment Strategies section for Global Atlantic Franklin states that the fixed income sleeve of the Portfolio may “purchase or sell…asset-backed securities” and “invest in collateralized debt obligations.” Please confirm the percentage of the Portfolio’s net assets that collateralized loan obligations (“CLOs”), collateralized bond obligations (“CBOs”) and non-agency asset-backed securities (“ABS”) are expected to comprise. In addition, please confirm the percentage of securities in each such category that are expected to be rated below investment grade or unrated but of comparable quality.

Response:

Registrant confirms that securitized investments, including CLOs, CBOs and ABS, are expected to comprise up to 70% of Global Atlantic Franklin’s fixed income sleeve, which amounts to about 14-17% of its overall portfolio. Of the 70%, CLOs are expected to comprise around 10%, CBOs are expected to comprise 0-10% and ABS are expected to comprise up to 5%. As of February 28, 2018, 10.56% was invested in CLOs and 0% was invested in CBOs and ABS. Registrant further confirms that 0.29% of the 10.56% invested in CLOs as of February 28, 2018 was below investment grade or unrated but of comparable quality. The Portfolio’s future investments in CBOs and ABS may include securities in each category that are below investment grade or unrated but of comparable quality.

4.	Comment:

The Item 4 Principal Investment Risks section for Global Atlantic Franklin includes Corporate Loans Risk. Please consider whether that risk should include the following disclosure from the Bank Loans sub-section of the Types of Investments section of the SAI:

[T]he market for loan obligations may be subject to extended trade settlement periods (which may exceed seven (7) days). Because transactions in many loans are subject to extended trade settlement periods, a Portfolio may not receive the proceeds from the sale of a loan for a period after the sale. As a result, sale proceeds related to the sale of loans may not be available to make additional investments or to meet a Portfolio’s redemption obligations for a period after the sale of the loans and, as a result, a Portfolio may have to sell other investments or take other actions if necessary to raise cash to meet its obligations.

	Response:	Registrant has revised Corporate Loans Risk in the Item 4 Principal Investment Risks section for Global Atlantic Franklin to add the underlined language shown below:

The market for corporate loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. As a result, the proceeds from the sale of corporate loans may not be readily available to make additional investments or to meet the Portfolio’s redemption obligations, meaning that the Portfolio may have to sell other investments or take other actions if necessary to raise cash to meet its obligations.

Registrant has made corresponding changes to Corporate Loans Risk in the Item 9 Principal Investment Risks section.

5.	Comment:	The Item 4 Principal Investment Risks section for Global Atlantic Franklin includes Floating Rate Corporate Investments Risk. Please clarify the types of investments that present this risk.

Response:

Registrant has revised Floating Rate Corporate Investments Risk in the Item 4 Principal Investment Risks section for Global Atlantic Franklin to clarify that the types of investments that present this risk include floating rate bank loans and collateralized loan obligations.

6.	Comment:	The Item 4 Principal Investment Risks section for Global Atlantic Franklin includes Liquidity Risk. Please clarify the types of investments that present this risk.

Response:

Registrant notes that, depending on market conditions, any security in Global Atlantic Franklin’s portfolio could present Liquidity Risk. As a result, Registrant believes that Liquidity Risk is most appropriately disclosed as applying to the Portfolio’s principal investment strategies generally. Registrant also notes that the more fulsome discussion of Liquidity Risk in the Item 9 Principal Investment Risks section currently identifies the types of investments that may present “heightened levels” of Liquidity Risk. These include “[c]ertain types of fixed-income investments, such as asset-backed securities, with longer duration or maturity.” As a result, Registrant has not made any changes in response to this comment.

7.	Comment:

The Item 4 Principal Investment Strategies section for Global Atlantic Wellington states that “the investment universe [for the fixed income strategy] primarily includes U.S. government and agency securities, mortgage and structured finance securities, asset-backed securities, and investment-grade U.S. dollar-denominated corporate and sovereign securities.” Please confirm the percentage of the Portfolio’s net assets that asset-backed securities are expected to comprise. In addition, please confirm the percentage of asset-backed securities that are expected to be rated below investment grade or unrated but of comparable quality.

Response:

Registrant confirms that asset-backed securities are expected to comprise about 5-15% of Global Atlantic Wellington’s fixed income sleeve, which amounts to about 1.5-5% of its overall portfolio. Registrant further confirms that 0% of the asset-backed securities are expected to be rated below investment grade or unrated but of comparable quality. In this regard, Registrant notes that, as currently disclosed in the Item 4 Principal Investment Strategies section for Global Atlantic Wellington, “[t]he fixed income strategy does not invest in below investment grade securities.”

SAI Comments

8.	Comment:

The Concentration sub-section of the Investment Restrictions section of the SAI states:

A Portfolio will not invest 25% or more of its total assets in a particular industry or group of industries. A Portfolio will not invest 25% or more of its total assets in any investment company that so concentrates. This limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities or repurchase agreements with respect thereto. This limitation is also not applicable to securities of other investment companies.

Please include a statement that the Portfolios will consider the portfolio holdings of the Underlying Funds when determining compliance with their concentration policies.

Response:

Registrant respectfully declines to make this change. As a practical matter, the Portfolios do not have sufficient real time knowledge of the portfolio holdings of the Underlying Funds to be able to make this representation. Registrant notes that, as currently disclosed in the Concentration sub-section of the Investment Restrictions section of the SAI, “[a] Portfolio will not invest 25% or more of its total assets in any investment company that so concentrates.” In addition, to the extent that the Adviser or a Sub-Adviser determines that a Portfolio’s investments in Underlying Funds expose the Portfolio to a material risk, including significant exposure to a particular industry or group of industries, Registrant confirms that it would take steps to ensure that the Portfolio has appropriate risk disclosure relating to that investment.

9.	Comment:

The Investment Adviser and Sub-Advisers section of the SAI discloses the sub-advisory fees paid by the Adviser to the Sub-Advisers for the last three fiscal years as dollar amounts. Please also disclose the sub-advisory fees paid by the Adviser to the Sub-Advisers as a percentage of the Portfolios’ net assets.

	Response:	Registrant confirms that the requested change has been made.

*              *              *

Please call me at (617) 728-7116 if you have any questions.

Sincerely,

/s/ Kaitlin McGrath
Kaitlin McGrath

cc:                                Sarah M. Patterson

Elizabeth Constant

John V. O’Hanlon

Hilary Bonaccorsi